Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-32[redacted]
E-mail: ml.ir@mitsubishicorp.com

January 16, 2003
Our ref. No. PI 087

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice Concerning Reorganization of Pulp Business Subsidiaries in North America**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

dlw 1/27

Translation of report filed with the Tokyo Stock Exchange on January 16, 2003

Notice Concerning Reorganization of Pulp Business Subsidiaries in North America

January 16, 2003

Mitsubishi Corporation today announced that wholly owned subsidiary MC FOREST PRODUCTS INCORPORATED, a wholly owned pulp sales subsidiary in Canada, has absorbed ALPAC FOREST PRODUCTS INCORPORATED, a subsidiary engaged in pulp manufacturing jointly established in Canada by Mitsubishi Corporation (equity: 70%) and Oji Paper Co., Ltd. (equity 30%). This move will reinforce Mitsubishi Corporation's North American pulp business, raise efficiency and increase its enterprise value.

1. Profile of Reorganized Subsidiaries

[Subsidiary absorbed]

ALPAC FOREST PRODUCTS INCORPORATED

(1) Name	ALPAC FOREST PRODUCTS INCORPORATED
(2) Chief Executive Officer	Kimio Okano
(3) Address	1568 Hollis Street, Halifax, Nova Scotia, Canada
(4) Established	May 8, 1998
(5) Main business activities	Manufacture and sales of wood pulp
(6) Fiscal year end	December
(7) Capital	CAN$ 285 million
(8) Major Shareholders	Mitsubishi Corporation: 70% Oji Paper Co., Ltd: 30%

[Company that absorbed the subsidiary above]

MC FOREST PRODUCTS INCORPORATED

(1) Name	MC FOREST PRODUCTS INCORPORATED
(2) Chief Executive Officer	Osamu Terao, President
(3) Address	1568 Hollis Street, Halifax, Nova Scotia, Canada
(4) Established	January 24, 1990
(5) Main business activities	Sales of wood pulp
(6) Fiscal year end	December
(7) Capital	CAN$ 3.5 million
(8) Major Shareholders	Mitsubishi Corporation: 100%

2. Purpose for Reorganization

This move will reorganize Mitsubishi Corporation's pulp business in North America, integrating manufacturing and sales, to build a stronger financial position for the entire business as well as raise efficiency and enhance enterprise value.

3. Method of Reorganization

On January 1, 2003, ALPAC FOREST PRODUCTS INC. and MC FOREST PRODUCTS INC. were merged, with the latter company the surviving company, which was renamed ALPAC FOREST PRODUCTS INC.

Following the merger, the surviving company ALPAC is now 70% owned by Mitsubishi Corporation and 30% owned by Oji Paper Co., Ltd.

4. Effect on Mitsubishi Corporation's Earnings
This reorganization will have no effect on Mitsubishi Corporation's consolidated and non-consolidated results and financial position, as it is a reorganization of the subsidiaries under common control and constitutes a qualified corporate reorganization pursuant to tax laws.

(Reference) Overview of the new subsidiary
ALPAC FOREST PRODUCTS INCORPORATED

(1) Name	ALPAC FOREST PRODUCTS INCORPORATED
(2) Chief Executive Officer	Kimio Okano
(3) Address	1568 Hollis Street, Halifax, Nova Scotia, Canada
(4) Established	January 24, 1990
(5) Main business activities	Manufacture and sales of wood pulp
(6) Fiscal year end	December
(7) Capital	CAN$ 285 million
(8) Major Shareholders	Mitsubishi Corporation: 70% Oji Paper Co., Ltd: 30%

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